January 26, 2011
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Gary Newberry

Re:	Skyworks Solutions, Inc. Form 10-K for the Fiscal Year Ended October 1, 2010 Filed November 29, 2010 File No. 1-5560
Ladies and Gentlemen:
This letter relates to the letter, dated January 19, 2011, to our client, Skyworks Solutions, Inc. (the “Company”), from Mr. Kevin L. Vaughn, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).
On behalf of the Company, and as discussed by telephone with Mr. Gary Newberry of the Staff, this letter is to confirm that the Company will respond to the Staff’s comments on or before February 16, 2011.
If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at 617-526-6989, or Peter Handrinos of WilmerHale at 617-526-6158.

Very truly yours,

/s/ Ian R. Kaminski

Ian R. Kaminski

cc:	Mark V.B. Tremallo, Skyworks Solutions, Inc. Robert J. Terry, Skyworks Solutions, Inc. Peter Handrinos, WilmerHale